**B·F·S**
ENTERTAINMENT & MULTIMEDIA LIMITED

Monday, January 7, 2008

**SEC EXEMPTION #82-4245**

Office of International Finance
Securities & Exchange Commission
Corporate Filing
450 Fifth Street, NW
Washington, DC 20549 [redacted]
USA

08000269

SUPPL

Dear Sir or Madam:

**RE: Exemption #82-4245**

We are submitting current public filings as required under rule 12g3-2(b).

Yours truly,

John Grzybowski
Chief Financial Officer
BFS Entertainment & Multimedia Limited

PROCESSED
JAN 23 2008
THOMSON
FINANCIAL

Enclosures (4):

- Press release – December 27, 2007
- 2008 Second Quarter Interim Report and Related Materials – period ending November 3, 2007 (3)

360 Newkirk Road, Richmond Hill, Ontario, Canada L4C 3G7
Tel (905) 884-2323 Fax (905) 884-8292 www.bfsent.com

AMERICAN HOME TREASURES

B·F·S | ENTERTAINMENT & MULTIMEDIA LIMITED

**SEC EXEMPTION #82-4245**

# PRESS RELEASE

Thursday, December 27, 2007

For Immediate Release

Stock Symbol: TSX Venture Exchange: BFS

## BFS ENTERTAINMENT & MULTIMEDIA LIMITED ANNOUNCES SECOND QUARTER RESULTS

**BFS Entertainment & Multimedia Limited** of Richmond Hill, Ontario announces its unaudited consolidated financial and operating results for the second quarter ended November 3, 2007.

Sales for the first six months were $4,630,256 compared to $5,505,457 last year, a 16% decrease. Net earnings for the first six months were $150,504 ($0.02 per share) compared to net earnings of $424,916 ($0.05 per share) for the same period last year.

Sales for the second quarter were $2,679,554 compared to $3,334,832 during the same quarter last year, a 20% decrease. Net earnings for the second quarter were $93,794 ($0.01 per share) compared to $295,111 ($0.04 per share) in the same quarter last year.

Denis B.E. Donnelly, President and CEO stated, "Our lower sales revenue and earnings compared to the prior year reflect the impact of a weaker United States dollar and a softer United States economy. The company is actively developing areas of growth within the direct to consumer division and is confident it will provide BFS with incremental revenue and increased earnings in 2008."

| **FINANCIAL HIGHLIGHTS** *(unaudited and not reviewed by an auditor)* | **Twenty-six Weeks Ended Nov. 3, 2007** | Twenty-six Weeks Ended Nov. 4, 2006 | **Thirteen Weeks Ended Nov. 3, 2007** | Thirteen Weeks Ended Nov. 4, 2006 |
|---|---|---|---|---|
| Sales | **$ 4,630,256** | $ 5,505,457 | **$ 2,679,554** | $ 3,334,832 |
| Earnings before income taxes | **246,448** | 651,885 | **144,868** | 445,535 |
| Income taxes | **95,944** | 226,969 | **51,054** | 150,424 |
| Net earnings | **150,504** | 424,916 | **93,794** | 295,111 |
| Basic and diluted earnings per share | **$ 0.02** | $ 0.05 | **$ 0.01** | $ 0.04 |

BFS is a recognised independent manufacturer and distributor of home video with head office in Toronto, Ontario and sales office in Los Angeles, California.

BFS acquires exclusive rights to film and television programming for home video distribution and broadcast where applicable. Distribution rights are obtained by license, acquisition and co-production from various independent production and television broadcast companies. These programming rights are developed into home video products for North American distribution and where applicable, are licensed internationally.

Programming includes classic dramas, mystery, comedy, sports, documentaries and health and wellness and is sold under the **BFS Video**, **American Home Treasures** and **Bodhi Lifestyle™** brands. North American distribution is through national retailers, distributors, mail order companies and BFS' direct to consumer division.

BFS' strategy is to continue to acquire new programming and to expand its proprietary programme development, international distribution and direct to consumer electronic delivery.

(SEC Rule 12g exemption #82-4245)

For further information, please contact:
John Grzybowski, MBA, CA
Chief Financial Officer
E-mail: ir@bfsent.com
Tel (905) 884-2323
Fax (905) 884-8292
Corporate Website: www.bfsent.com

B•F•S | ENTERTAINMENT & MULTIMEDIA LIMITED

SEC EXEMPTION #82-4245

# FORM 52-109F2
# CERTIFICATION OF INTERIM FILINGS

I, Denis B.E. Donnelly, the President and Chief Executive Officer of BFS Entertainment & Multimedia Limited, certifies that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of BFS Entertainment & Multimedia Limited, (the issuer) for the interim period ending November 3, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated, or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: December 18, 2007

"signed" Denis B.E. Donnelly
President and Chief Executive Officer

SEC EXEMPTION #82-4245

B•F•S | ENTERTAINMENT & MULTIMEDIA LIMITED

# FORM 52-109F2
# CERTIFICATION OF INTERIM FILINGS

I, John Grzybowski, the Chief Financial Officer of BFS Entertainment & Multimedia Limited, certifies that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of BFS Entertainment & Multimedia Limited, (the issuer) for the interim period ending November 3, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated, or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: December 18, 2007

"signed" John Grzybowski
Chief Financial Officer

SEC EXEMPTION #82-4245

B·F·S | ENTERTAINMENT & MULTIMEDIA LIMITED



# 2008 SECONDQUARTER REPORT

FOR THE SIX MONTH PERIOD
ENDED **NOVEMBER 3, 2007**

## Report to Shareholders

We are reporting our unaudited consolidated financial and operating results for the second quarter ended November 3, 2007. Sales for the first six months were $4,630,256 compared to $5,505,457 last year, a 16% decrease. Net earnings for the first six months were $150,504 ($0.02 per share) compared to net earnings of $424,916 ($0.05 per share) for the same period last year.

Sales for the second quarter were $2,679,554 compared to $3,334,832 during the same quarter last year, a 20% decrease. Net earnings for the second quarter were $93,794 ($0.01 per share) compared to $295,111 ($0.04 per share) in the same quarter last year.

Our lower sales revenue and earnings compared to the prior year reflect the impact of a weaker United States dollar and a softer United States economy. The company is actively developing areas of growth within the direct to consumer division and is confident it will provide BFS with incremental revenue and increased earnings in 2008

BFS is a recognised independent manufacturer and distributor of home video with head office in Toronto, Ontario and sales office in Los Angeles, California.

BFS acquires exclusive rights to film and television programming for home video distribution and broadcast where applicable. Distribution rights are obtained by license, acquisition and co-production from various independent production and television broadcast companies. These programming rights are developed into home video products for North American distribution and where applicable, are licensed internationally.

Programming includes classic dramas, mystery, comedy, sports, documentaries and health and wellness and is sold under the BFS Video, American Home Treasures and Bodhi Lifestyle™ brands. North American distribution is through national retailers, distributors, mail order companies and BFS' direct to consumer division.

BFS' strategy is to continue to acquire new programming and to expand its proprietary programme development, international distribution and direct to consumer electronic delivery.

Denis B.E. Donnelly
Chairman, President & CEO
December 18, 2007

Shareholders and other individuals requesting copies of the Annual and Quarterly Reports should contact:
**INVESTOR RELATIONS**
**BFS ENTERTAINMENT & MULTIMEDIA LIMITED**
360 Newkirk Road, Richmond Hill, Ontario L4C 3G7
Tel (905) 884-2323 Fax (905) 884-8292
E-mail: ir@bfsent.com Corporate Website: www.bfsent.com
E-Commerce Website: www.collectablesdirect.com

## Consolidated Statements of Cash Flows

SEC EXEMPTION #82-4245

| *(Unaudited & not reviewed by an auditor)* | 13 Weeks Ended | | 26 Weeks Ended | |
|---|---|---|---|---|
| *For the period ended* | **Nov. 4, 2007** | Nov. 5, 2006 | **Nov. 3, 2007** | Nov. 4, 2006 |
| **Operating activities** | | | | |
| Net income | **$ 93,794** | $ 295,111 | **$ 150,504** | $ 424,916 |
| Items not affecting cash: | | | | |
| Future income taxes | **20** | 1,058 | **23,419** | 18,448 |
| Amortization of capital assets | **55,441** | 67,120 | **103,448** | 123,984 |
| Amortization of deferred development costs | **27,672** | 29,099 | **50,910** | 54,869 |
| | **176,927** | 392,388 | **328,281** | 622,217 |
| Net changes in non-cash working capital balances (*) | **(427,659)** | (70,747) | **(714,654)** | 49,855 |
| Cash flows provided by (used in) operating activities | **(250,732)** | 321,641 | **(386,373)** | 672,072 |
| **Financing activities** | | | | |
| Increase in bank borrowings | **25,894** | - | **25,894** | - |
| Proceeds from capital lease | **74,913** | - | **74,913** | 43,547 |
| Repayment of capital lease obligations | **(18,391)** | (10,688) | **(32,575)** | (18,873) |
| Cash flows provided by (used in) financing activities | **82,416** | (10,688) | **68,232** | 24,674 |
| **Investing activities** | | | | |
| Additions to investment in productions | **-** | (15,708) | **-** | (29,172) |
| Additions to deferred development costs | **(65,480)** | (26,999) | **(101,840)** | (52,866) |
| Additions to capital assets | **(184,793)** | (40,472) | **(228,108)** | (122,379) |
| Cash flows used in investing activities | **(250,273)** | (83,179) | **(329,948)** | (204,417) |
| Net change in cash and cash equivalents | **$ (418,589)** | $ 227,774 | **$ (648,089)** | $ 429,329 |
| Cash and cash equivalents, beginning of period | **1,418,589** | 1,133,496 | **1,648,089** | 868,941 |
| Cash and cash equivalents, end of period | **$ 1,000,000** | $ 1,361,270 | **$ 1,000,000** | $ 1,361,270 |
| Components of net cash and cash equivalents | | | | |
| Cash | **$ -** | $ 861,270 | **$ -** | $ 861,270 |
| Short-term investment | **1,000,000** | 500,000 | **1,000,000** | 500,000 |
| | **$ 1,000,000** | $ 1,361,270 | **$ 1,000,000** | $ 1,361,270 |
| (*) Components of the net changes in non-cash working capital balances related to operations | | | | |
| Increase in accounts receivable | **$ (407,427)** | $ (469,488) | **$ (163,907)** | $ (484,170) |
| Increase in inventories | **(205,351)** | (237,689) | **(79,466)** | (164,981) |
| Decrease (increase) in prepaid video royalties | **40,208** | 8,659 | **(61,847)** | (141,685) |
| Increase in income taxes recoverable | **(11,546)** | - | **(87,382)** | - |
| Increase in prepaid expenses and deposits | **(127,295)** | (183,570) | **(137,278)** | (121,105) |
| Increase in accounts payable and accrued liabilities | **283,752** | 844,728 | **11,583** | 936,028 |
| Increase (decrease) in income taxes payable | **-** | (33,387) | **(196,357)** | 25,768 |
| | **$ (427,659)** | $ (70,747) | **$ (714,654)** | $ 49,855 |

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

B F S  E N T E R T A I N M E N T  &  M U L T I M E D I A  L I M I T E D

## Consolidated Statements of Operations

| *(Unaudited & not reviewed by an auditor)* | *13 Weeks Ended* | | *26 Weeks Ended* | |
|---|---|---|---|---|
| *For the period ended* | **Nov. 3, 2007** | Nov. 4, 2006 | **Nov. 3, 2007** | Nov. 4, 2006 |
| **Sales** | **$ 2,679,554** | $ 3,334,832 | **$ 4,630,256** | $ 5,505,457 |
| **Cost of goods sold** | **907,284** | 1,369,897 | **1,589,559** | 2,192,500 |
| **Gross profit** | **1,772,270** | 1,964,935 | **3,040,697** | 3,312,957 |
| Selling expenses | **689,366** | 637,476 | **1,221,485** | 1,153,259 |
| Administrative expenses | **668,507** | 788,641 | **1,165,193** | 1,352,167 |
| Foreign exchange (gain) loss | **176,222** | (4,457) | **239,146** | (25,508) |
| Interest expense | **10,194** | 1,521 | **14,067** | 2,301 |
| Amortization | **83,113** | 96,219 | **154,358** | 178,853 |
| | **1,627,402** | 1,519,400 | **2,794,249** | 2,661,072 |
| **Income before income taxes** | **144,868** | 445,535 | **246,448** | 651,885 |
| Income taxes | | | | |
| Current | **51,054** | 149,366 | **72,525** | 208,521 |
| Future | **20** | 1,058 | **23,419** | 18,448 |
| | **51,074** | 150,424 | **95,944** | 226,969 |
| **Net income** | **$ 93,794** | $ 295,111 | **$ 150,504** | $ 424,916 |
| Basic and diluted earnings per share (Note 3) | **$ 0.01** | $ 0.04 | **$ 0.02** | $ 0.05 |

## Consolidated Statements of Retained Earnings

| *(Unaudited & not reviewed by an auditor)* | *13 Weeks Ended* | | *26 Weeks Ended* | |
|---|---|---|---|---|
| *For the period ended* | **Nov. 3, 2007** | Nov. 4, 2006 | **Nov. 3, 2007** | Nov. 4, 2006 |
| Retained earnings – beginning of period | **$ 1,743,802** | $ 1,264,339 | **$ 1,687,092** | $ 1,134,534 |
| Net income | **93,794** | 295,111 | **150,504** | 424,916 |
| Retained earnings – end of period | **$ 1,837,596** | $ 1,559,450 | **$ 1,837,596** | $ 1,559,450 |

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

## Notes to Interim Consolidated Financial Statements *(unaudited)*

### 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in these unaudited interim consolidated financial statements conform to those presented in the corporation's May 5, 2007 audited annual consolidated financial statements. These interim consolidated financial statements do not include all of the disclosures included in the annual consolidated financial statements and accordingly, should be read in conjunction with the annual consolidated financial statements.

The accompanying unaudited interim financial statements of the corporation have been prepared by and are the responsibility of the corporation's management.

The corporation's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

### 2. BANK INDEBTEDNESS

As of November 3, 2007, the corporation had an operating line of credit in the amount of $2,000,000 (May 5, 2007 – $2,000,000) of which $185,000 (May 5, 2007 - $nil) was outstanding at that date. The outstanding portion of the line of credit bears interest at the bank prime rate plus 0.5% per annum payable monthly. A general security providing a first charge over all accounts receivable, inventories and equipment, other than leased assets, has been pledged as security for this operating line of credit.

### 3. CAPITAL STOCK

**Authorized**

Unlimited common shares

**Issued – Common Shares**

| | Shares | Amount |
|---|---|---|
| Balance – beginning of year and end of period | 7,828,333 | $ 2,110,316 |

**Consolidated Balance Sheets**

SEC EXEMPTION #82-4245

| *As at* | | Unaudited November 3, 2007 (Unaudited & not reviewed by an auditor) | | Audited May 5, 2007 *Audited* |
|---|---|---|---|---|
| **Assets** | | | | |
| Current | | | | |
| Cash and cash equivalents | $ | 1,000,000 | $ | 1,648,089 |
| Accounts receivable | | 1,008,492 | | 844,585 |
| Inventories | | 1,056,676 | | 977,210 |
| Prepaid video royalties | | 807,985 | | 746,138 |
| Income taxes recoverable | | 87,382 | | - |
| Prepaid expenses and deposits | | 317,385 | | 180,107 |
| | | 4,277,920 | | 4,396,129 |
| Investment in productions | | 100,000 | | 100,000 |
| Development costs | | 237,373 | | 186,443 |
| Capital assets | | 508,210 | | 383,550 |
| Future income taxes | | 122,095 | | 145,514 |
| | $ | 5,245,598 | $ | 5,211,636 |
| **Liabilities** | | | | |
| Current | | | | |
| Bank indebtedness | $ | 25,894 | $ | - |
| Accounts payable and accrued liabilities | | 1,139,765 | | 1,128,182 |
| Income taxes payable | | - | | 196,357 |
| Capital lease obligations due within one year | | 57,618 | | 44,057 |
| | | 1,223,277 | | 1,368,596 |
| Capital lease obligations | | 74,409 | | 45,632 |
| | | 1,297,686 | | 1,414,228 |
| **Shareholders' Equity** | | | | |
| Capital stock (Note 3) | | 2,110,316 | | 2,110,316 |
| Retained earnings | | 1,837,596 | | 1,687,092 |
| | | 3,947,912 | | 3,797,408 |
| | $ | 5,245,598 | $ | 5,211,636 |

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

The following table sets out the computation of basic and diluted earnings per share:

| | 2008 | 2007 |
|---|---|---|
| **Numerator:** | | |
| Net earnings available to common shareholders | $ 150,504 | $ 424,916 |
| **Denominator:** | | |
| Weighted average shares for basic earnings per share | 7,828,333 | 7,828,333 |
| Weighted average shares for diluted earnings per share | 7,828,333 | 8,078,333 |
| Basic and diluted earnings per share | $ 0.02 | $ 0.05 |

On September 19, 2006, the corporation received approval from the TSX Venture Exchange to purchase, pursuant to a normal course issuer bid expiring on September 20, 2007 a maximum of 412,283 common shares of the corporation for cancellation. Pursuant to the approval, the corporation has purchased no common shares for cancellation.

On September 17, 2007, the corporation received approval from the TSX Venture Exchange to purchase, pursuant to a normal course issuer bid expiring on September 20, 2008 a maximum of 412,283 common shares of the corporation for cancellation. Pursuant to the approval, the corporation has purchased no common shares for cancellation.

**4. RELATED PARTY TRANSACTION**

A subsidiary of the corporation has entered into a trademark licensing agreement with an enterprise controlled by the spouse of the controlling shareholder. This controlling shareholder is an executive having significant influence over the corporation. The agreement provides for the use of the BODHI LIFESTYLE™ trademark by the subsidiary over a five-year period commencing in August 2007, for which the corporation paid $30,000 to offset legal and trademark registration costs incurred by the spouse's enterprise. The amount will be amortized on a straight line basis over the term of the agreement and the carrying value will be evaluated on a regular basis. As at November 3, 2007, development costs include an amount of $28,500 resulting from this transaction. This transaction was carried out in the normal course of business and is measured at the exchange amount.


SECOND 08
QUARTER

# MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis of the financial results of BFS Entertainment & Multimedia Limited should be read in conjunction with the unaudited financial statements and related notes for the period ending November 3, 2007 and the audited financial statements and related notes for the period ending May 5, 2007. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All information is presented in Canadian dollars.

This report may contain forward-looking statements, including statements regarding the future success of our business strategies and future market opportunities. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward-looking statements. These risks include risks related to our sales growth, operating results, industry and products as well as other factors discussed below and elsewhere in this report. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

The information contained in this management's discussion and analysis report updates for the year ended May 5, 2007 for material changes that have taken place.

Additional information relating to BFS is filed at www.sedar.com. This management's discussion and analysis is dated December 18, 2007.

## RESULTS FROM OPERATIONS

| *(unaudited and not reviewed by an auditor)* | Thirteen Weeks Ended | | Twenty-Six Weeks Ended | |
|---|---|---|---|---|
| | **Nov. 3, 2007** | Nov. 4, 2006 | **Nov. 3, 2007** | Nov. 4, 2006 |
| Sales | **$ 2,679,554** | $ 3,334,832 | **$ 4,630,256** | $ 5,505,457 |
| Cost of goods sold | **907,284** | 1,369,897 | **1,589,559** | 2,192,500 |
| Gross profit | **1,772,270** | 1,964,935 | **3,040,697** | 3,312,957 |
| Gross profit % | **66%** | 59% | **66%** | 60% |
| Selling and administrative expenses | **1,357,873** | 1,426,117 | **2,386,678** | 2,505,426 |
| Foreign exchange loss (gain) | **176,222** | (4,457) | **239,146** | (25,508) |
| Interest expense | **10,194** | 1,521 | **14,067** | 2,301 |
| Amortization | **83,113** | 96,219 | **154,358** | 178,853 |
| Net earnings | **93,794** | 295,111 | **150,504** | 424,916 |
| Basic and diluted earnings per share | **$ 0.01** | $ 0.04 | **$ 0.02** | $ 0.05 |
| Weighted average number of shares | **7,828,833** | 7,898,833 | **7,828,833** | 7,898,833 |

**Sales** decreased to both corporate and direct to consumer customers during the last three months and six months when compared to the same periods in the prior year primarily as a result of the current softening of the United States economy and the currency impact from a stronger Canadian dollar against the United States dollar. Sales for the quarter were $2,679,554 compared to $3,334,832 during the same quarter last year, a 20% decrease over the prior year. Sales for the six months were $4,630,256 compared to $5,505,457 for the same period last year, a 16% decrease.

**Gross profit** for the quarter was $1,772,270 (66% of sales) compared to $1,964,935 (59% of sales) in the prior year. Gross profit for the six month period was $3,040,697 (66% of sales) compared to $3,312,957 (60% of sales) in the prior year. The gross margin increase was primarily due to material reductions in DVD replication costs.

**Selling and administrative expenses** for the quarter were $1,357,873 (51% of sales) compared to $1,426,117 (43% of sales) in the prior year, a decrease in the second quarter of $68,244 over the previous year. Shipping costs decreased by $12,745, salaries and benefits decreased by $15,089, bad debts decreased by $67,875, rent decreased by $27,277, advertising and promotions and trade show costs increased by $44,650 and other expenses increased by a net $10,092 for the three months over the previous year.

Selling and administrative expenses for the six months were $2,386,678 (52% of sales) compared to $2,505,426 (46% of sales) in the prior year, a decrease in the six months of $118,748 over the previous year. Advertising and promotions and trade show costs increased by $88,886, shipping costs decreased by $22,438, salaries and benefits increased by $11,701, bad debts decreased by $67,892, rent decreased by $67,297 and other expenses decreased by a net $61,708 for the six months over the previous year.

**Amortization** of capital assets and deferred development costs was $83,113 for the quarter compared to $96,219 in the prior year. Amortization for the six months was $154,358 compared to $178,853 in the previous year.

**Earnings before income taxes** in this quarter were $144,868 compared to $445,535 in the prior year. Earnings before income taxes for the six months were $246,448 compared to $651,885 in the prior year.

**Net earnings** for the quarter were $93,794 or $0.01 per share for this year, compared to $295,111 or $0.04 per share in the prior year. Net earnings for the six months were $150,504 or $0.02 per share for the year, compared to $424,916 or $0.05 per share in the prior year.

**Weighted average number of shares outstanding** for the six months and the second quarter was 7,828,833.

## FINANCIAL CONDITION AS AT NOVEMBER 3, 2007

| **Selected data on financial condition** | Thirteen Weeks Ended | |
|---|---|---|
| *(Unaudited & not reviewed by an auditor)* | **Nov. 3, 2007** | May 5, 2007 |
| Cash and cash equivalents | **$ 1,000,000** | $ 1,648,089 |
| Net working capital | **3,054,643** | 3,027,533 |
| Total assets | **5,245,598** | 5,211,636 |
| Total long-term liabilities | **74,409** | 45,632 |
| Total liabilities | **1,297,686** | 1,414,228 |
| Shareholders' equity | **3,947,912** | 3,797,408 |

**Total assets** of the company at the end of the quarter increased to $5,245,598 compared to $5,211,636 at the prior year end.

**Cash and cash equivalents** decreased by $648,089 from the prior year end to $1,000,000 of which $1,000,000 is invested in a prime-linked cashable GIC issued by the Royal Bank of Canada.

**Accounts receivable** increased by $163,907 from $844,585 at the prior year end due to normal seasonal increases in the last quarter.

**Inventory** increased by $79,466 from $977,210 at the prior year end due to sales seasonality and timing of catalogue mailings.

*(continued on next page)*

# MANAGEMENT'S DISCUSSION AND ANALYSIS

*(continued)*

**Prepaid royalties** for video products increased by $61,847 from $746,138 at the prior year end due to an increased activity of programme acquisition in this quarter.

**Investment in productions** remained unchanged at $100,000 from the prior year.

**Capital assets** increased by $124,660 from $383,550 at the prior year end. Continuing capital expenditures for master tapes for the six months were $91,067. Capital additions amounting to $123,213 were incurred for new office furniture, computer software and computer hardware during the six months.

**Total liabilities** decreased by $116,542 from $1,414,228 at the prior year end primarily from the decrease in income taxes payable.

**Shareholders' equity** increased by $150,504 from $3,797,408 at the prior year end. The share capital as at November 3, 2007 was $2,110,316 with 7,828,333 shares outstanding, which is unchanged from the prior year end.

## Capital Requirements, Resources and Liquidity

At November 3, 2007, the Company had an operating line of credit of $2,000,000 of which $185,000 was outstanding. A registered general agreement providing a first charge over all accounts receivable, inventories and equipment, other than leased assets, has been provided as security for this operating line of credit.

On September 17, 2007, the corporation received approval from the TSX Venture Exchange to purchase pursuant to a normal course issuer bid expiring on September 20, 2008, a maximum of 412,283 shares of the corporation for cancellation. As at December 18, 2007, the Company has purchased no shares for cancellation.

## Other

**1. New BODHI LIFESTYLE™ division announced**

BFS announced on August 8, 2007 the formation of its BODHI LIFESTYLE™ Division, which will focus on Health and Wellness programming. BFS will target the BODHI LIFESTYLE™ Division at those with a growing awareness and desire for quality and longevity of life through the maintenance of an active and healthy lifestyle.

The BODHI LIFESTYLE™ Division will parallel the company's already successful business model in terms of business to business distribution of home video programmes, development of programmes through co-production and production and the expansion of our direct to consumer catalogue and e-commerce site. Other exciting opportunities will exist for the consumer division where BFS anticipates a substantial part of the revenue will be derived from expanded video and lifestyle products.

BFS will utilize its existing and successful distribution channels for its new genre of product, which will generate significant incremental revenues in the future. Health and Wellness is an enormous field with an ever-increasing level of consumer awareness. BFS has an excellent and proven track record in niche marketing and maintains a well-established business model with which to support this new growth opportunity.

The corporation has been looking for several years for the right acquisition fit and after careful consideration, its management realised the greatest opportunity lay in extending 'what we already do best'. BFS has the model and now has an extremely large niche to add to its portfolio with extensive opportunities. This will provide BFS with significant increases in earnings growth over the next few years.

The division is scheduled to launch officially in Spring 2008.

**2. New e-commerce development agreement**

The corporation has entered into an agreement with a leading provider of e-commerce retail technology and services for selling online. The agreement provides for the development of an enterprise-class retail e-commerce solution for the updated direct to consumer website.

The website development consulting services expenditures are to be approximately $198,000 to update the direct to consumer website, which will be launched officially in Spring 2008.

**3. Related party transaction**

A subsidiary of the corporation has entered into a trademark licensing agreement with an enterprise controlled by the spouse of the controlling shareholder. This controlling shareholder is an executive having significant influence over the corporation.

The agreement provides for the use of the BODHI LIFESTYLE™ trademark by the subsidiary over a five-year period commencing in August 2007, for which the corporation paid $30,000 to offset legal and trademark registration costs incurred by the spouse's enterprise. The amount will be amortized on a straight line basis over the term of the agreement and the carrying value will be evaluated on a regular basis.

As at November 3, 2007, development costs include an amount of $28,500 resulting from this transaction. This transaction was carried out in the normal course of business and is measured at the exchange amount.

END